08004889

FILTRONA

Filtrona plc

1 September 2008

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 1 August 2008, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

Victoria Walters
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

: 82-34882

FILTRONA

28 August 2008

Filtrona plc

Half year results for the six months ended 30 June 2008

Filtrona plc ("Filtrona"), the international, market leading, speciality plastic and fibre products supplier, today announces its half year results for the six months ended 30 June 2008.

Half year ended 30 June 2008 (Continuing operations)	**H1 2008**	**H1 2007**	**% change**
Revenue	£264.6m	£257.2m	2.9%
Adjusted operating profit[1]	£34.2m	£34.7m	(1.4%)
Adjusted profit before tax[1]	£31.0m	£31.5m	(1.6%)
Adjusted earnings per share[1]	9.9p	9.3p	6.5%
Interim dividend per share	2.70p	2.52p	7.1%
Operating profit	£33.3m	£29.9m	11.4%
Profit before tax	£30.1m	£26.7m	12.7%
Basic earnings per share	9.7p	7.8p	24.4%

[1] Before intangible amortisation and 2007 restructuring costs
Nb: Impact of exchange rate movements: Revenue +£8.2m, operating profit +£1.6m.

Highlights

- Robust performance, with revenue growth of 2.9% and strong operating margins.

- Adjusted operating profit[1] marginally down to £34.2m (2007: £34.7m), after charging £1.0m of previously announced restructuring costs in 2008.

- Adjusted earnings per share[1] up 6.5% to 9.9p (2007: 9.3p).

- Plastic Technologies revenue up 10.0% and adjusted operating profit[1] up 11.1% with strong performances from the Protection and Finishing Products and Coated and Security Products divisions.

- Good operational progress in Fibre Technologies with robust margins although revenue and adjusted operating profit[1] reduced.

- Interim dividend of 2.70p per share (2007: 2.52p) up 7.1%.

Commenting on today's announcement, Mark Harper, Chief Executive of Filtrona, said:

"These first half results demonstrate the robustness of Filtrona in the context of the challenging market conditions which have prevailed during this period.

"Good progress has been made across a number of the divisions and the sustainability of the operating margin provides evidence of strong international market positions and the quality of our operations.

"Whilst there has to be caution with regard to market conditions during the balance of the year, it is anticipated that the Company's strong market positions will provide resilience. As a result, the Board remains confident that Filtrona's performance will continue to progress in line with its expectations."

Enquiries

Filtrona plc	Financial Dynamics
Mark Harper, Chief Executive	Richard Mountain
Steve Crummett, Group Finance Director	Sophie Kernon
Tel: 01908 359 100	Tel: 020 7269 7121

Presentation

1. A webcast of today's analyst presentation of these results will be available on www.filtrona.com by 3pm today.

Cautionary forward-looking statement

This half year financial report may contain forward-looking statements based on current expectations of, and assumptions and forecasts made by, Filtrona management. Various known and unknown risks, uncertainties and other factors could lead to substantial differences between the actual future results, financial situation, development or performance of Filtrona and the estimates and historical results given herein. Undue reliance should not be placed on forward-looking statements which speak only as of the date of this half year financial report. Filtrona accepts no obligation to publicly revise or update these forward-looking statements or adjust them to future events or developments, whether as a result of new information, future events, or otherwise, except to the extent legally required.

Notes to Editors

Filtrona plc is an international, market leading, speciality plastic and fibre products supplier with activities segmented into Plastic Technologies and Fibre Technologies. Further information can be found on the website www.filtrona.com.

Plastic Technologies

Protection and Finishing Products

A global market leading provider of product protection and finishing solutions, manufacturing and supplying plastic injection moulded, dip moulded vinyl and adhesive-coated foam products. 43 operating units in 14 countries serve a broad industrial base of 81,000 customers with a rapid supply of primarily plastic products for protection and finishing applications in industries such as hydraulics and pneumatics, oil and gas, electrical controls and tubular metal products.

Coated and Security Products

The global market leading producer of high quality self-adhesive tear tape and a growing supplier of products and technologies for brand protection, document authentication, personal identification and track and trace. Customers in over 100 countries are served from facilities operating in six countries.

Plastic Profile and Sheet

A leading manufacturer of proprietary and customised thermoplastic profiles, sheet and speciality tubes with multiple locations in the US, Mexico and The Netherlands. The business serves 3,200 customers in 40 countries spread across six principal markets – aerospace, point of purchase signs and displays, medical, traffic control, lighting and fence.

Fibre Technologies

Filter Products

Previously known as Cigarette Filters, this division is the only global independent cigarette filter supplier. The 12 worldwide locations, including a UK based research facility, provide a flexible infrastructure strategically positioned to serve the cigarette industry. The division supplies a wide range of value adding high quality innovative filters from monoacetate to multi-segment speciality filters with sophisticated adsorbent materials.

Bonded Fibre Components

With locations in the US, Germany and China, the leading manufacturer of custom fluid and vapour handling components delivering high value and precision performance to many of the most well-known consumer, industrial and medical brand owners in the world. The components are used in a wide range of product applications including writing instruments, inkjet printer cartridges, medical diagnostic devices and air fresheners.

Note to Shareholders

Changes to the Listing Rules of the United Kingdom Financial Services Authority have removed the requirement to issue a hard copy of the interim report to shareholders. If you require a hard copy of this half year financial report please contact the Company's Registrars at Computershare Investor Services plc on 0870 703 6394. A copy of the half year financial report is available on the Company's website at www.filtrona.com.

Group Performance Overview

Filtrona has continued to perform in line with the Board's expectations for the six months ended 30 June 2008, delivering a robust performance across its markets and operations.

Half year ended 30 June 2008 (Continuing operations)	H1 2008	H1 2007	% change
Revenue	£264.6m	£257.2m	2.9%
Adjusted operating profit[1]	£34.2m	£34.7m	(1.4%)
Adjusted profit before tax[1]	£31.0m	£31.5m	(1.6%)
Adjusted earnings per share[1]	9.9p	9.3p	6.5%
Interim dividend per share	2.70p	2.52p	7.1%
Operating profit	£33.3m	£29.9m	11.4%
Profit before tax	£30.1m	£26.7m	12.7%
Basic earnings per share	9.7p	7.8p	24.4%

[1] Before intangible amortisation and 2007 restructuring costs
Nb: Impact of exchange rate movements: Revenue +£8.2m; operating profit +£1.6m.

Group revenue has increased by 2.9% over the period, with growth being driven by a strong performance in the Plastic Technologies division which delivered a 10.0% increase in revenue. This was in part offset by a reduction in revenue for the Fibre Technologies division which was down 5.2% against the first half of 2007 ("prior period") primarily as a result of anticipated lower volumes in the Filter Products division.

In the first six months of the year, exchange rate movements benefited revenue by £8.2m compared to prior period, primarily as a result of the appreciation of the euro against sterling. The result also includes a full half year contribution from Duraco which was acquired in May 2007, where significant progress is being made in line with our expectations at the time of the acquisition.

Operating profit before intangible amortisation and 2007 restructuring costs was £34.2m (2007: £34.7m) with Plastic Technologies delivering growth of 11.1%, offset in part by a reduction of 12.4% in Fibre Technologies. The benefit to operating profit of exchange rate movements compared to prior period was £1.6m.

Investment in start-up operations has continued to assist the organic development of the Company, with £0.6m of revenue investment going towards supporting the development of the Protection and Finishing Products businesses in Europe and China, and on the start up of the Filter Products' operation in Hungary.

Filtrona remains focused on driving productivity improvement and reducing costs. Within the Filter Products division £1.0m of restructuring costs were incurred in the current period in relation to the UK operation and these are reflected in the operating results.

The substantial increase in the oil price has driven significant raw material cost inflation, particularly in relation to polymers. Measures taken to raise selling prices benefited Filtrona by £3.5m, helping to offset £4.6m of increased material costs. These pricing measures are continuing in the second half. The net under-recovery of £1.1m in the period occurred primarily in the Plastic Profile and Sheet division.

Central costs were impacted by £0.5m of additional expenditure relating to the vigorous defence of challenges to the proprietary FractureCode technology.

As a result of the first half performance, allied to its confidence in Filtrona's ongoing progress, the Board has decided to increase the half year dividend by 7.1% to 2.70 pence per share.

PLASTIC TECHNOLOGIES

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions.

Plastic Technologies	**H1 2008**	**H1 2007**	**% change**
Revenue	£150.4m	£136.7m	10.0%
Adjusted operating profit[1]	£24.1m	£21.7m	11.1%
Adjusted operating margin[1]	16.0%	15.9%	10bps

[1] *Before intangible amortisation and 2007 restructuring costs*

Following good growth in 2007, Plastic Technologies has continued to progress with revenues up 10.0%, assisted by the full contribution from Duraco and favourable foreign exchange rates. Adjusted operating profit[1] increased by 11.1% to £24.1m (2007: £21.7m) and operating margin improved by 10 basis points to 16.0% (2007: 15.9%).

Filtrona's most profitable division, **Protection and Finishing Products,** has continued to progress well with further increases in revenue and operating profit.

At Moss, the pan-European plastic parts supplier, good growth momentum was maintained as the business continued to execute its strategy of increasing marketing expenditure, broadening the product range and expanding its wholly owned distribution network. The product mix continued to strengthen in favour of more profitable proprietary lines over custom products. Sales growth was encouraging at all the continental European locations with particularly strong growth in Germany, Poland and the Czech Republic. A new Moss Express operation was opened in Madrid during May and the new Chinese Moss operation has traded in line with expectations.

Skiffy, the European specialist small nylon parts producer, continued to progress with positive revenue trends across its network of locations. The new Skiffy catalogue containing 476 new product lines was launched in April. The catalogue is available on line in 15 different languages and internet sales continued to grow, now representing 30.2% of total sales compared with 27.6% of sales in 2007.

Alliance, the US-based plastic parts supplier, achieved revenue levels in line with the prior period in spite of the more difficult trading conditions within the domestic US market. The Alliance facility in Sao Paulo, Brazil continued to develop well as local production was increased and performance at the Alliance Express operation in Chicago which opened last year was encouraging.

Duraco, the speciality adhesive foam supplier, has traded well and in line with expectations set at the time of the acquisition. The integration is progressing to plan and increased resources have been invested in the sales, marketing and financial functions. During May 2008, the first comprehensive Duraco proprietary products catalogue was launched and a new Duraco Express operation was established to target the profitable small order segment of the market.

Growth at the MSI oil country tubular goods thread protector business was strong due to the continued buoyancy in the oil and gas exploration and drilling sector. Planning continues for the construction of a new manufacturing facility at the MSI headquarters in Houston, Texas and construction is scheduled to take place during 2009.

The **Coated and Security Products** division has performed significantly ahead of the prior period. Overall tear tape volume was up during the period, with particular strength in the Asian tobacco sector and within the North American non-tobacco consumer goods market. The first half also benefited from variable data consumer promotions in both the tobacco and chewing gum sectors. The security products business benefited from the supply of entry pass pouches for the Beijing Olympics and the supply of encoded smart cards to the English National Concessionary Travel Scheme for the disabled and over 60's. The security products business will benefit in the second half from an important new customer for the Payne authentication system.

During the period FractureCode faced legal challenges to its proprietary track and trace technology. The Company is working with its lawyers and is confident of successfully rebutting those challenges.

The **Plastic Profile and Sheet** division has experienced more challenging trading conditions as a result of reduced demand in the US combined with both rapidly rising raw material prices and an increase in price competition. The result of these factors has been a 12% volume reduction in North America and a significant under recovery of raw material cost increases. The North American operations have achieved good cost savings, a significant improvement in export sales, increases in productivity within the Monterrey, Mexico operation and the business has won three important new retail customers within the point of purchase sector. In Europe, demand has held up well and pricing programmes have been initiated to recover sharp raw material cost increases experienced during the summer.

FIBRE TECHNOLOGIES

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices.

Fibre Technologies	H1 2008	H1 2007	% change
Revenue	£114.2m	£120.5m	(5.2%)
Adjusted operating profit[1]	£14.9m	£17.0m	(12.4%)
Adjusted operating margin[1]	13.0%	14.1%	(110bps)

[1] *Before intangible amortisation and 2007 restructuring costs*

Revenue in Fibre Technologies was down by 5.2% to £114.2m (2007: £120.5m), which included the impact of the previously announced reductions in cigarette filter volumes. Adjusted operating profit[1] was £14.9m (2007: £17.0m), down 12.4% including the impact of a £1.0m charge for restructuring at the Filter Products' operation in the UK. The operating margin was 13.0% (2007: 14.1%).

In the first half of 2008, the Cigarette Filters business was rebranded Filtrona Filter Products and repositioned to enhance industry awareness of its innovation capability.

As expected, the **Filter Products** division experienced an 8.7% reduction in volume, due primarily to the previously announced insourcing decisions by a small number of multinational customers.

The Asian region continued to perform particularly well and volumes in China have more than doubled this year, albeit from a relatively low base, with the benefit of a full-time sales executive now based in Beijing. In Europe, a headcount reduction of 75 occurred at the UK facility at a cost of £1.0m and the Hungarian facility continued to grow efficiently with £0.3m of start up costs incurred in the first half. New business secured with a multinational customer resulted from a joint development project at the Filtrona Technology Centre and volumes will commence production in September.

The division continues with an intense focus on productivity and cost reduction. Good progress has been made in this regard with reductions in conversion costs achieved with improved quality and on time delivery performance.

The **Bonded Fibre Components** division has continued to experience increased volumes of inkjet printer cartridge reservoirs and the second half of the year will benefit from the launch of a new generation of printers which carry Filtrona Fibertec materials. Sales of medical products have progressed strongly and the division continues to exploit

new opportunities with medical test kits and devices. The division's presence in Ningbo, China is facilitating the capture of new business as Japanese companies transfer writing instrument production to China. The peak 'back to school' selling season for writing instruments in the US occurred later than in the prior period and current indications are that the US market will be down this year. The major refurbishment of the Reinbek facility near Hamburg, Germany is progressing to plan.

OUTLOOK

These first half results demonstrate the robustness of Filtrona in the context of the challenging market conditions which have prevailed during the period. Whilst there has to be caution with regard to market conditions during the balance of the year, it is anticipated that the Company's strong market positions will provide resilience. The Company continues to pursue its strategy of achieving growth and improving positions in its selected markets through a mix of organic development and value enhancing acquisitions. As a result, the Board remains confident that Filtrona's performance will continue to progress in line with its expectations.

FINANCIAL REVIEW

Currencies and exchange rates

The principal exchange rates for Filtrona were:

	Average rate		Closing rate	
	Six months ended 30 June 2008	Six months ended 30 June 2007	**Six months ended 30 June 2008**	Six months ended 30 June 2007
US$:£	**1.98**	1.97	**1.99**	2.01
€:£	**1.30**	1.48	**1.26**	1.49

The translation impact in the period of the movement in exchange rates was to increase revenue by £8.2m and operating profit by £1.6m.

Revenue, operating profit and margin

Revenue in the first half year grew by 2.9% to £264.6m (2007: £257.2m). Operating profit before intangible amortisation and 2007 restructuring costs was £34.2m (2007: £34.7m), down £0.5m on the prior year, after incurring £1.0m of costs in 2008 relating to restructuring in the Filter Products division.

2007 remain relevant. Set out within this half year financial report is a commentary on the outlook for the Company which details any additional risks and uncertainties for the second half of the financial year.

A copy of the Company's Annual Report and Accounts is available on the Company's website at www.filtrona.com.

Board and Group Executive

During the period and as previously announced, Steve Dryden resigned from the Board as Finance Director with effect from 19 March 2008 and left the Company on 31 March 2008.

Steve Crummett was appointed to the Board as Group Finance Director with effect from 19 March 2008.

new opportunities with medical test kits and devices. The division's presence in Ningbo, China is facilitating the capture of new business as Japanese companies transfer writing instrument production to China. The peak 'back to school' selling season for writing instruments in the US occurred later than in the prior period and current indications are that the US market will be down this year. The major refurbishment of the Reinbek facility near Hamburg, Germany is progressing to plan.

OUTLOOK

These first half results demonstrate the robustness of Filtrona in the context of the challenging market conditions which have prevailed during the period. Whilst there has to be caution with regard to market conditions during the balance of the year, it is anticipated that the Company's strong market positions will provide resilience. The Company continues to pursue its strategy of achieving growth and improving positions in its selected markets through a mix of organic development and value enhancing acquisitions. As a result, the Board remains confident that Filtrona's performance will continue to progress in line with its expectations.

FINANCIAL REVIEW

Currencies and exchange rates

The principal exchange rates for Filtrona were:

	Average rate		Closing rate	
	Six months ended 30 June 2008	Six months ended 30 June 2007	**Six months ended 30 June 2008**	Six months ended 30 June 2007
US$:£	**1.98**	1.97	**1.99**	2.01
€:£	**1.30**	1.48	**1.26**	1.49

The translation impact in the period of the movement in exchange rates was to increase revenue by £8.2m and operating profit by £1.6m.

Revenue, operating profit and margin

Revenue in the first half year grew by 2.9% to £264.6m (2007: £257.2m). Operating profit before intangible amortisation and 2007 restructuring costs was £34.2m (2007: £34.7m), down £0.5m on the prior year, after incurring £1.0m of costs in 2008 relating to restructuring in the Filter Products division.

Following good growth in 2007, Plastic Technologies continued to progress with revenues up 10.0% to £150.4m (2007: £136.7m) assisted by the full contribution from Duraco, acquired in May 2007, and foreign exchange benefits. Operating profit before intangible amortisation and 2007 restructuring costs increased by 11.1% to £24.1m (2007: £21.7m). The operating margin improved by 10 basis points to 16.0% (2007: 15.9%).

As expected, revenue in Fibre Technologies was down by 5.2% to £114.2m (2007: £120.5m) primarily due to the previously announced reductions in cigarette filter volumes. Operating profit before intangible amortisation and 2007 restructuring costs was £14.9m (2007: £17.0m) down 12.4% including the impact of a £1.0m charge for restructuring at the Filter Products' operation in the UK. The operating margin was 13.0% (2007: 14.1%) down 110 basis points but would have been 13.9% without the £1.0m Filter Products restructuring charge included in the operating results.

Central Costs have increased to £4.8m, primarily driven by £0.5m of legal costs which have been incurred during the period as FractureCode vigorously defends challenges to its proprietary technology.

Group operating margin as reported was 12.9% (2007: 13.5%), down 60 basis points from the prior period. Normalising for the 2008 restructuring costs and FractureCode legal costs, the margin was level with the prior period at 13.5%.

Net finance costs

The net finance expense of £3.2m was at the same level as the prior period.

The net interest charge on net debt increased to £3.7m (2007: £3.3m), primarily as a result of acquisition spend less disposal proceeds in the prior year, together with share buybacks towards the end of 2007, offset in part by lower US$ interest rates.

The net interest charge on debt was covered 9.2 times (2007: 10.5 times) by operating profit before intangible amortisation and 2007 restructuring costs.

The net finance expense was reduced by £0.4m as result of the unwinding of the discount on the deferred consideration from the sale of Globalpack (2007: £nil). The IAS 19 (revised) pension credit of £0.1m was level with the prior period.

Profit for the period

Profit before tax increased by 12.7% to £30.1m (2007: £26.7m), with the benefit of substantially lower restructuring costs in 2008. Profit after tax from continuing operations increased to £20.2m (2007: £17.6m), an increase of £2.6m or 14.8%.

Taxation

The tax charge of £9.9m represents an effective tax rate of 33% (2007: 34%) on the profit before tax. The effective rate is higher than the nominal UK rate of 28% because most of the Group's operations are in countries with higher tax rates. The reduction in the effective tax rate compared to the prior period is primarily as a result of growing profits in countries with lower tax rates.

Basic and adjusted earnings per share from continuing operations

Basic earnings per share grew to 9.7p (2007: 7.8p), an increase of 1.9p or 24.4% and adjusted earnings per share increased to 9.9p (2007: 9.3p), an increase of 0.6p or 6.5%.

Cash flow and borrowings

The net cash inflow from operating activities of continuing operations for the period was £29.0m, an increase of 10.3% compared to the prior period of £26.3m.

Capital expenditure of £13.0m was £1.0m higher than in the prior period, with the main capital projects being the purchase of a warehouse and land for Alliance Plastics in the US and the refurbishment of the Fibertec Bonded Fibre Components facility in Reinbek, Germany.

Net debt as at 30 June 2008 was £135.5m, representing a net debt/EBITDA ratio of 1.57 (based upon last twelve months EBITDA).

Dividend

The Board has declared an interim dividend up 7.1% to 2.70 pence per share (2007 : 2.52p) which will be paid on 24 October 2008 to shareholders on the register on 26 September 2008 with an ex-dividend date of 24 September 2008.

Principal risks and uncertainties

The Board has considered the principal risks and uncertainties affecting the Group and its performance in the second half and determined that those discussed in the Company's published Annual Report and Accounts for the year ended 31 December

2007 remain relevant. Set out within this half year financial report is a commentary on the outlook for the Company which details any additional risks and uncertainties for the second half of the financial year.

A copy of the Company's Annual Report and Accounts is available on the Company's website at www.filtrona.com.

Board and Group Executive

During the period and as previously announced, Steve Dryden resigned from the Board as Finance Director with effect from 19 March 2008 and left the Company on 31 March 2008.

Steve Crummett was appointed to the Board as Group Finance Director with effect from 19 March 2008.

Consolidated income statement

	Note	Six months ended 30 Jun 2008 £m	Six months ended 30 Jun 2007 £m	Year ended 31 Dec 2007 £m
Revenue	2	**264.6**	257.2	494.2
Operating profit before intangible amortisation and restructuring costs		**34.2**	34.7	64.4
Intangible amortisation		**(0.9)**	(0.6)	(1.5)
Restructuring costs		**-**	(4.2)	(5.0)
Operating profit	2	**33.3**	29.9	57.9
Finance income		**5.6**	4.6	9.6
Finance expense		**(8.8)**	(7.8)	(15.8)
Profit before tax		**30.1**	26.7	51.7
Income tax expense		**(9.9)**	(9.1)	(17.6)
Profit from continuing operations		**20.2**	17.6	34.1
Profit from discontinued operations	9	**-**	2.0	2.0
Profit for the period		**20.2**	19.6	36.1
Attributable to:				
Equity holders of Filtrona plc		**19.7**	18.1	34.1
Minority interests		**0.5**	1.5	2.0
Profit for the period		**20.2**	19.6	36.1
Earnings per share attributable to equity holders of Filtrona plc:				
Basic	3	**9.7p**	8.3p	15.8p
Diluted	3	**9.6p**	8.2p	15.6p
Earnings per share from continuing operations attributable to equity holders of Filtrona plc:				
Basic	3	**9.7p**	7.8p	15.3p
Diluted	3	**9.6p**	7.7p	15.1p

Consolidated statement of recognised income and expense

	Six months ended 30 Jun 2008 £m	Six months ended 30 Jun 2007 £m	Year ended 31 Dec 2007 £m
Actuarial (losses)/gains on defined benefit pension schemes	**(12.1)**	1.4	6.9
Deferred tax credit/(expense) on actuarial (losses)/gains on defined benefit pension schemes	**3.6**	(0.9)	(2.4)
Effective portion of changes in fair value of cashflow hedges:			
Losses to equity	**-**	-	(0.3)
Transfer of losses to net finance expense	**0.1**	-	-
Foreign exchange translation differences:			
Transferred to profit on disposal of discontinued operations	**-**	(5.0)	(5.0)
Arising on translation of foreign operations	**8.0**	0.6	7.6
Arising on net investment hedges	**(4.6)**	1.2	(4.2)
Income tax on income and expense recognised directly in equity	**2.0**	(0.4)	1.9
Income and expense recognised directly in equity	**(3.0)**	(3.1)	4.5
Profit for the period	**20.2**	19.6	36.1
Total recognised income and expense for the period	**17.2**	16.5	40.6
Attributable to:			
Equity holders of Filtrona plc	**16.8**	15.2	38.6
Minority interests	**0.4**	1.3	2.0
Total recognised income and expense	**17.2**	16.5	40.6

Consolidated income statement

	Note	Six months ended 30 Jun 2008 £m	Six months ended 30 Jun 2007 £m	Year ended 31 Dec 2007 £m
Revenue	2	**264.6**	257.2	494.2
Operating profit before intangible amortisation and restructuring costs		**34.2**	34.7	64.4
Intangible amortisation		**(0.9)**	(0.6)	(1.5)
Restructuring costs		**-**	(4.2)	(5.0)
Operating profit	2	**33.3**	29.9	57.9
Finance income		**5.6**	4.6	9.6
Finance expense		**(8.8)**	(7.8)	(15.8)
Profit before tax		**30.1**	26.7	51.7
Income tax expense		**(9.9)**	(9.1)	(17.6)
Profit from continuing operations		**20.2**	17.6	34.1
Profit from discontinued operations	9	**-**	2.0	2.0
Profit for the period		**20.2**	19.6	36.1
Attributable to:				
Equity holders of Filtrona plc		**19.7**	18.1	34.1
Minority interests		**0.5**	1.5	2.0
Profit for the period		**20.2**	19.6	36.1
Earnings per share attributable to equity holders of Filtrona plc:				
Basic	3	**9.7p**	8.3p	15.8p
Diluted	3	**9.6p**	8.2p	15.6p
Earnings per share from continuing operations attributable to equity holders of Filtrona plc:				
Basic	3	**9.7p**	7.8p	15.3p
Diluted	3	**9.6p**	7.7p	15.1p

Consolidated balance sheet

	Note	30 Jun 2008 £m	30 Jun 2007 £m	31 Dec 2007 £m
Assets				
Property, plant and equipment	4	**176.7**	166.3	170.7
Intangible assets		**89.4**	84.5	87.2
Deferred tax assets		**0.1**	0.2	0.3
Other receivables		**6.3**	7.7	8.1
Total non-current assets		**272.5**	258.7	266.3
Inventories		**60.2**	54.1	55.2
Income tax receivable		**0.4**	2.9	2.3
Trade and other receivables		**86.6**	86.1	71.7
Derivative assets		**0.7**	0.7	0.2
Cash and cash equivalents	7	**29.4**	34.0	23.8
Total current assets		**177.3**	177.8	153.2
Total assets		**449.8**	436.5	419.5
Equity				
Issued capital		**54.8**	54.8	54.8
Capital redemption reserve		**0.1**	0.1	0.1
Other reserve		**(132.8)**	(132.8)	(132.8)
Cash flow hedging reserve		**(0.2)**	-	(0.3)
Translation reserve		**7.5**	(1.8)	1.9
Retained earnings		**213.1**	226.7	211.6
Attributable to equity holders of Filtrona plc	5	**142.5**	147.0	135.3
Minority interests	5	**5.1**	4.2	4.8
Total equity	5	**147.6**	151.2	140.1
Liabilities				
Interest bearing loans and borrowings	7	**164.1**	145.2	157.8
Retirement benefit obligations	6	**30.9**	28.9	22.3
Income tax payable		**0.8**	-	0.9
Provisions		**4.7**	8.1	4.5
Deferred tax liabilities		**10.3**	9.6	12.3
Total non-current liabilities		**210.8**	191.8	197.8
Bank overdrafts	7	**-**	3.5	0.2
Interest bearing loans and borrowings	7	**0.8**	0.4	1.0
Derivative liabilities		**1.1**	-	1.8
Income tax payable		**9.2**	17.2	11.5
Trade and other payables		**77.8**	67.5	65.0
Provisions		**2.5**	4.9	2.1
Total current liabilities		**91.4**	93.5	81.6
Total liabilities		**302.2**	285.3	279.4
Total equity and liabilities		**449.8**	436.5	419.5

Consolidated statement of cash flows

	Note	Six months ended 30 Jun 2008 £m	Six months ended 30 Jun 2007 £m	Year ended 31 Dec 2007 £m
Operating activities				
Profit before tax from continuing operations		**30.1**	26.7	51.7
Adjustments for:				
Net finance expense		**3.2**	3.2	6.2
Intangible amortisation		**0.9**	0.6	1.5
Restructuring costs		**-**	4.2	5.0
Depreciation		**10.7**	10.3	20.4
Share option expense		**0.8**	0.8	1.7
Other items		**(0.6)**	0.2	-
Increase in inventories		**(3.8)**	(0.4)	(1.4)
(Increase)/decrease in trade and other receivables		**(13.2)**	(8.3)	8.0
Increase/(decrease) in trade and other payables		**11.2**	3.5	(0.4)
Restructuring costs paid		**-**	(3.3)	(4.5)
Additional pension contributions		**(3.2)**	(0.4)	(2.0)
Other cash movements		**-**	(0.2)	(1.3)
Cash inflow from operating activities of continuing operations		**36.1**	36.9	84.9
Income tax paid in respect of continuing operations		**(7.1)**	(10.6)	(20.7)
Net cash inflow from operating activities of continuing operations		**29.0**	26.3	64.2
Net cash inflow from operating activities of discontinued operations		**-**	3.3	3.3
Net cash inflow from operating activities		**29.0**	29.6	67.5
Investing activities				
Interest received		**0.6**	0.1	0.3
Acquisition of property, plant and equipment		**(13.0)**	(12.0)	(25.0)
Proceeds from sale of property, plant and equipment		**-**	0.1	0.6
Acquisition of businesses net of cash acquired	8	**-**	(31.5)	(31.5)
Proceeds from sale of businesses	9	**2.2**	14.4	12.9
Income tax paid on sale of businesses		**-**	(1.0)	(1.0)
Other investing cash flows		**(0.1)**	(0.7)	(0.7)
Net cash outflow from investing activities of continuing operations		**(10.3)**	(30.6)	(44.4)
Net cash outflow from investing activities of discontinued operations		**-**	(2.6)	(2.6)
Net cash outflow from investing activities		**(10.3)**	(33.2)	(47.0)
Financing activities				
Interest paid		**(4.2)**	(3.1)	(7.2)
Dividends paid to equity holders		**(10.4)**	(10.1)	(15.5)
Realised (losses)/gains on hedges of net investments		**(5.6)**	0.4	(3.5)
(Repayments of)/proceeds from short-term loans		**(0.2)**	-	0.9
Proceeds from long-term loans		**6.3**	29.8	41.1
Acquisition of employee trust shares		**-**	(1.7)	(1.7)
Purchase of own shares into treasury		**-**	-	(30.6)
Net cash (outflow)/inflow from financing activities of continuing operations		**(14.1)**	15.3	(16.5)
Net cash outflow from financing activities of discontinued operations		**-**	(0.6)	(0.6)
Net cash (outflow)/inflow from financing activities		**(14.1)**	14.7	(17.1)
Net increase in cash and cash equivalents		**4.6**	11.1	3.4
Net cash and cash equivalents at the beginning of the period		**23.6**	19.7	19.7
Net increase in cash and cash equivalents		**4.6**	11.1	3.4
Net effect of currency translation on cash and cash equivalents		**1.2**	(0.3)	0.5
Net cash and cash equivalents at the end of the period	7	**29.4**	30.5	23.6

Consolidated statement of recognised income and expense

	Six months ended 30 Jun 2008 £m	Six months ended 30 Jun 2007 £m	Year ended 31 Dec 2007 £m
Actuarial (losses)/gains on defined benefit pension schemes	**(12.1)**	1.4	6.9
Deferred tax credit/(expense) on actuarial (losses)/gains on defined benefit pension schemes	**3.6**	(0.9)	(2.4)
Effective portion of changes in fair value of cashflow hedges:			
Losses to equity	**-**	-	(0.3)
Transfer of losses to net finance expense	**0.1**	-	-
Foreign exchange translation differences:			
Transferred to profit on disposal of discontinued operations	**-**	(5.0)	(5.0)
Arising on translation of foreign operations	**8.0**	0.6	7.6
Arising on net investment hedges	**(4.6)**	1.2	(4.2)
Income tax on income and expense recognised directly in equity	**2.0**	(0.4)	1.9
Income and expense recognised directly in equity	**(3.0)**	(3.1)	4.5
Profit for the period	**20.2**	19.6	36.1
Total recognised income and expense for the period	**17.2**	16.5	40.6
Attributable to:			
Equity holders of Filtrona plc	**16.8**	15.2	38.6
Minority interests	**0.4**	1.3	2.0
Total recognised income and expense	**17.2**	16.5	40.6

Notes

1. Basis of preparation

The condensed set of financial statements has been prepared in accordance with IAS 34: *Interim Financial Reporting* as adopted by the European Union ('EU') and the Disclosure and Transparency Rules ('DTR') of the Financial Services Authority.

The condensed set of financial statements has also been prepared in accordance with the accounting policies set out in the 2007 Annual Report and Accounts. The preparation of the condensed set of financial statements required management to make estimates and assumptions that affect the reporting amounts of revenues, expenses, assets and liabilities at 30 June 2008. If in future such estimates and assumptions, which are based on management's best judgement at the date of the condensed set of financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

The comparative figures for the financial year ended 31 December 2007 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's Auditor and delivered to the Registrar of Companies. The report of the Auditor was (i) unqualified, (ii) did not include a reference to any matters to which the Auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

For the purpose of the condensed set of financial statements 'Filtrona' or 'the Group' means Filtrona plc ('the Company') and its subsidiaries.

The Company operates in industries where there are no significant seasonal or cyclical variations in revenue.

Income tax expense is recognised based upon the best estimate of the weighted average income tax rate expected for the full financial year of 33.0%.

2. Segment analysis

	Revenue			Operating profit		
	Six months ended 30 Jun 2008 £m	Six months ended 30 Jun 2007 £m	Year ended 31 Dec 2007 £m	**Six months ended 30 Jun 2008 £m**	Six months ended 30 Jun 2007 £m	Year ended 31 Dec 2007 £m
Plastic Technologies	**150.4**	136.7	265.8	**24.1**	21.7	41.6
Fibre Technologies	**114.2**	120.5	228.4	**14.9**	17.0	31.6
Central Services†	**-**	-	-	**(4.8)**	(4.0)	(8.8)
	264.6	257.2	494.2	**34.2**	34.7	64.4
Intangible amortisation				**(0.9)**	(0.6)	(1.5)
Restructuring costs					(4.2)	(5.0)
Total continuing operations	**264.6**	257.2	494.2	**33.3**	29.9	57.9
Discontinued operations	**-**	14.0	14.0	**-**	1.8	1.8
Total	**264.6**	271.2	508.2	**33.3**	31.7	59.7
Operating margin*				**12.9%**	13.5%	13.0%

† Central Services includes group accounts, tax, treasury, legal, internal audit, corporate development, human resources, information technology and other services provided centrally to support the business segments

* Operating margin is defined as operating profit from continuing operations before intangible amortisation and restructuring costs divided by revenue from continuing operations

3. Earnings per share

	Six months ended 30 Jun 2008 £m	Six months ended 30 Jun 2007 £m	Year ended 31 Dec 2007 £m
Continuing operations			
Earnings attributable to equity holders of Filtrona plc	**19.7**	17.0	33.0
Adjustment*	**0.6**	3.2	4.3
Adjusted earnings	**20.3**	20.2	37.3
Discontinued operations			
Earnings attributable to equity holders of Filtrona plc	**-**	1.1	1.1
Basic weighted average ordinary shares in issue (million)	**204.1**	218.0	216.3
Dilutive effect of employee share option plans (million)	**1.8**	1.6	2.2
Diluted weighted average ordinary shares (million)	**205.9**	219.6	218.5
Continuing operations			
Basic earnings per share	**9.7p**	7.8p	15.3p
Adjustment*	**0.2p**	1.5p	1.9p
Adjusted earnings per share	**9.9p**	9.3p	17.2p
Diluted basic earnings per share	**9.6p**	7.7p	15.1p
Diluted adjusted earnings per share	**9.9p**	9.2p	17.1p
Discontinued operations			
Basic earnings per share	**-**	0.5p	0.5p
Diluted basic earnings per share	**-**	0.5p	0.5p

* The adjustment relates to intangible amortisation and restructuring costs less tax relief thereon

4. Property, plant and equipment

During the period Filtrona spent £13.0m (six months ended 30 Jun 2007: £12.0m; year ended 31 Dec 2007: £25.0m) on land and buildings, plant and machinery and fixtures, fittings and equipment.

Land and buildings, plant and machinery and fixtures, fittings and equipment with a net book value of approximately £0.1m (six months ended 30 Jun 2007: £0.2m; year ended 31 Dec 2007: £0.8m) were disposed of for proceeds of £nil (six months ended 30 Jun 2007: £0.1m; year ended 31 Dec 2007: £0.6m).

5. Movements in equity

	30 Jun 2008			30 Jun 2007			31 Dec 2007		
	Attributable to equity holders of Filtrona plc £m	**Minority interests £m**	**Total £m**	Attributable to equity holders of Filtrona plc £m	Minority interests £m	Total £m	Attributable to equity holders of Filtrona plc £m	Minority interests £m	Total £m
Beginning of period	**135.3**	**4.8**	**140.1**	142.7	6.0	148.7	142.7	6.0	148.7
Total recognised income and expense for the period	**16.8**	**0.4**	**17.2**	15.2	1.3	16.5	38.6	2.0	40.6
Acquisition of employee trust shares	**-**		**-**	(1.7)		(1.7)	(1.7)		(1.7)
Share option expense	**0.8**		**0.8**	0.9		0.9	1.8		1.8
Purchase of shares into treasury	**-**		**-**	-		-	(30.6)		(30.6)
Divestment of Globalpack					(2.4)	(2.4)		(2.5)	(2.5)
Dividends paid	**(10.4)**	**(0.1)**	**(10.5)**	(10.1)	(0.7)	(10.8)	(15.5)	(0.7)	(16.2)
End of period	**142.5**	**5.1**	**147.6**	147.0	4.2	151.2	135.3	4.8	140.1

6. Retirement benefit obligations

Movement in fair value of net liabilities during the period

	30 Jun 2008 £m	30 Jun 2007 £m	31 Dec 2007 £m
Movements			
Beginning of period	**(22.3)**	(30.9)	(30.9)
Service cost	**(1.8)**	(1.8)	(3.4)
Employer contributions	**5.0**	2.2	5.3
Actual return less expected return on scheme assets	**(12.1)**	1.4	(0.3)
Impact of changes in assumptions relating to the present value of scheme liabilities	**-**	-	7.2
Reclassification	**-**	-	(0.6)
Net finance income	**0.1**	0.1	0.3
Curtailment	**0.3**	0.1	0.1
Currency translation	**(0.1)**	-	-
End of period	**(30.9)**	(28.9)	(22.3)

The principal defined benefit schemes were reviewed by independent qualified actuaries as at 30 June 2008. The assets of the schemes have been updated to the balance sheet date to take account of the investment returns achieved by the schemes and the level of contributions. The liabilities of the schemes at the balance sheet date have been updated to reflect the level of contributions. The principal assumptions used by the independent qualified actuaries were:

	30 Jun 2008 £m	30 Jun 2007 £m	31 Dec 2007 £m
Rate of increase in salaries	**4.15%**	3.90%	4.15%
Rate of increase in pensions	**3.20%**	2.90%	3.20%
Discount rate	**5.70%**	5.20%	5.70%
Inflation rate	**3.20%**	2.90%	3.20%
Expected return on scheme assets scheme liabilities	**6.80%**	6.60%	6.80%

7. Analysis of net debt

	30 Jun 2008 £m	30 Jun 2007 £m	31 Dec 2007 £m
Cash at bank and in hand	**27.2**	32.8	23.1
Short-term deposits repayable on demand	**2.2**	0.6	0.7
Short-term deposits not repayable on demand	**-**	0.6	-
Cash and cash equivalents	**29.4**	34.0	23.8
Overdrafts	**-**	(3.5)	(0.2)
Cash and cash equivalents in the statement of cash flows	**29.4**	30.5	23.6
Debt due within one year	**(0.8)**	(0.4)	(1.0)
Debt due after one year	**(164.1)**	(145.2)	(157.8)
Net debt	**(135.5)**	(115.1)	(135.2)

8. Acquisition

On 3 May 2007, Filtrona acquired the assets and business of Duraco, Inc. ('Duraco') based in Chicago, Illinois for a total consideration of £31.7m. Duraco is a market leading manufacturer and supplier of self-adhesive foam products for protection and finishing applications in a broad array of served markets including point of purchase products and white goods.

On acquisition the assets and liabilities of the business acquired were adjusted to reflect their fair values to Filtrona. The fair value adjustments are provisional and subject to finalisation for up to one year from the date of acquisition.

Duraco contributed £2.4m to revenue and £0.5m to operating profit before intangible amortisation and restructuring costs in the period to 30 June 2007.

8. Acquisition continued

A summary of the acquisition of Duraco is detailed below:

	Book value at acquisition £m	Revaluation £m	Consistency of accounting policy £m	Fair value of assets acquired £m
Property, plant and equipment	1.4	1.6	-	3.0
Inventories	1.2	-	(0.2)	1.0
Receivables	2.1	-	(0.1)	2.0
Deferred tax	-	0.3	-	0.3
Payables	(0.9)	-	-	(0.9)
Provisions	-	(0.2)	-	(0.2)
	3.8	1.7	(0.3)	5.2
Customer relationships				14.1
Goodwill				12.4
Consideration				31.7
Satisfied by:				
Cash consideration				30.4
Acquisition expenses settled in cash				1.1
Accrued acquisition expenses				0.2
The net cash outflow in the period in respect of the acquisition of Duraco comprised:				
Cash consideration				30.4
Acquisition expenses settled in cash				1.1
Net cash outflow in respect of acquisition of Duraco				31.5

The adjustment to property, plant and equipment reflects the open market value of the freehold property.

The adjustment to inventories and receivables reflects the impact of applying Filtrona group accounting policies to these items.

The adjustment to deferred tax reflects the asset arising from a permanent difference between the accounting and tax base of property, plant and equipment.

The adjustment to provisions includes amounts relating to the reassessment of potential liabilities that were not fully recognised on acquisition.

Included in the £12.4m of goodwill recognised above is the value of the unique revenue synergy opportunities available to Filtrona through the integration of the business. Due to its nature this asset cannot be individually identified nor reliably measured.

9. Discontinued operations

On 29 June 2007, Filtrona completed the disposal of Globalpack, its Brazilian consumer packaging business, to the Itavema Group for a total gross consideration of £27.9m. The disposal resulted in a profit before tax of £2.7m which has been recognised as discontinued operations in the income statement.

In June 2008, Filtrona received £2.2m from the Itavema Group which represented the first instalment due in relation to the deferred consideration.

The results for Globalpack are presented below:

	Six months ended 30 Jun 2007 and year ended 31 Dec 2007 £m
Revenue	14.0
Operating profit	1.8
Finance income	0.1
Finance expense	(0.1)
Profit before tax from discontinued operations	1.8
Profit on disposal of discontinued operations	2.7
Income tax expense	(2.5)
Profit for the period	2.0
Attributable to:	
Equity holders of Filtrona plc	1.1
Minority interests	0.9
Profit for the period	2.0
Earnings per share attributable to equity holders of Filtrona plc:	
Basic	0.5p
Diluted	0.5p

Income tax expense is analysed as follows:

	£m
On profit on ordinary activities	0.7
On the profit on disposal	1.8
	2.5

The major classes of assets and liabilities sold are analysed as follows:

	£m
Assets and liabilities disposed of other than cash	
Property, plant and equipment	17.5
Inventories	2.1
Trade and other receivables	6.2
Trade and other payables	(4.9)
Net assets disposed of other than cash and cash equivalents	20.9

9. Discontinued operations continued

	Six months ended 30 Jun 2007 £m	Year ended 31 Dec 2007 £m
Gain on disposal of discontinued operations		
Cash consideration	15.4	15.4
Disposal expenses settled in cash during the period	(0.4)	(1.2)
Disposal provisions utilised in cash during the period	-	(0.7)
Cash and short-term deposits in Globalpack on disposal	(0.6)	(0.6)
Net cash inflow in respect of disposal of Globalpack	14.4	12.9
Fair value of deferred consideration	10.2	10.2
Net assets disposed of less minority share	(18.4)	(18.4)
Cumulative exchange gains deferred in equity	5.0	5.0
Accrued disposal expenses	(1.6)	(0.8)
Warranty provisions	(6.4)	(5.7)
Closure expenses	(0.4)	(0.4)
Accelerated share option expense	(0.1)	(0.1)
Gain on disposal of discontinued operations	2.7	2.7

10. Dividends

			Per share			Total
	Six months ended 30 Jun 2008 p	Six months ended 30 Jun 2007 p	Year ended 31 Dec 2007 p	**Six months ended 30 Jun 2008 £m**	Six months ended 30 Jun 2007 £m	Year ended 31 Dec 2007 £m
2007 interim:						
paid 26 October 2007		2.52	2.52		5.4	5.4
2007 final:						
paid 2 May 2008			5.08			10.4
Proposed 2008 interim:						
payable 24 October 2008	**2.70**			**5.5**		
	2.70	2.52	7.60	**5.5**	5.4	15.8

The proposed interim dividend for 2008 of 2.70p per 25p ordinary share will be paid on 24 October 2008 to equity holders on the share register on 26 September 2008.

11. Related party transactions

There were no significant related party transactions during the period and there have been no changes to the nature of related parties since the last Annual Report and Accounts.

12. Exchange rates

The principal exchange rates for Filtrona were:

			Average			Closing
	Six months ended 30 Jun 2008	Six months ended 30 Jun 2007	Year ended 31 Dec 2007	**Six months ended 30 Jun 2008**	Six months ended 30 Jun 2007	Year ended 31 Dec 2007
US$:£	**1.98**	1.97	2.00	**1.99**	2.01	1.99
€:£	**1.30**	1.48	1.46	**1.26**	1.49	1.36

Responsibility statement

We confirm that to the best of our knowledge:

(a) the condensed set of financial statements has been prepared in accordance with IAS 34 *Interim Financial Reporting* as adopted by the EU;

(b) the half year financial report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

(c) the half year financial report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board,

Steve Crummett
Group Finance Director
28 August 2008

Independent Review Report to Filtrona plc

Introduction
We have been engaged by the Company to review the condensed set of financial statements in the half year financial report for the six months ended 30 June 2008 which comprises the consolidated income statement, consolidated balance sheet, consolidated statement of cash flows, consolidated statement of recognised income and expense and the related explanatory notes. We have read the other information contained in the half year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules ("the DTR") of the UK's Financial Services Authority ("the UK FSA"). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The half year financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year financial report in accordance with the DTR of the UK FSA. As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the EU. The condensed set of financial statements included in this half year financial report has been prepared in accordance with IAS 34: *Interim Financial Reporting* as adopted by the EU.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half year financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity* issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half year financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

KPMG Audit Plc
Chartered Accountants
London
28 August 2008

END